September 27, 2010

Securities and Exchange Commission

VIA EDGAR

Re:

Citadel EFT, Inc.

Registration Statement on Form S-1

File No. 333-164882

To the Securities and Exchange Commission:

Citadel EFT, Inc. (the "Registrant"), hereby requests the acceleration of Registrant's Amendment No. 4 to the Registration Statement filed on Form S-1, to September 29, 2010 at 5 p.m. ET. or as soon as practicable thereafter.

This request is being made pursuant to Rule 461 under the Securities Act of 1933, as amended.

We hereby acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Citadel EFT, Inc.

By:

/s/ Gary de Roos

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Gary de Roos, President